UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vir Biotechnology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

   92764N 102

(CUSIP Number)

Mark McDonnell

ARCH Venture Management, LLC

8755 W. Higgins Road Suite 1025

      Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    June 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92764N 102	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 21,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 21,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 92764N 102	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 21,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 21,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 92764N 102	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 21,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 21,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 92764N 102	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 21,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 21,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 92764N 102	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 21,666,663 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 21,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,666,663 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92764N 102	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108,710 Shares
	8	SHARED VOTING POWER 21,666,663 shares
	9	SOLE DISPOSITIVE POWER 108,710 Shares
	10	SHARED DISPOSITIVE POWER 21,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,775,373 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92764N 102	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,241 Shares
	8	SHARED VOTING POWER 21,666,663 shares
	9	SOLE DISPOSITIVE POWER 44,241 Shares
	10	SHARED DISPOSITIVE POWER 21,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,710,904 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92764N 102	13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,229 Shares
	8	SHARED VOTING POWER 21,666,663 shares
	9	SOLE DISPOSITIVE POWER 14,229 Shares
	10	SHARED DISPOSITIVE POWER 21,666,663 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,680,892 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92764N 102	13D	Page 10 of 16 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 3 (the “Amendment No. 3”) to the statement filed on Schedule 13D filed on November 8, 2019 (the “Original 13D”), as amended by Amendment No. 2 (the “Amendment No. 2”) to the Original 13D filed on April 14, 2021, as amended by Amendment No. 1 (the “Amendment No. 1”) to the Original 13D filed on July 29, 2020, relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Vir Biotechnology, Inc. (the “Issuer”) having its principal executive office at 499 Illinois Street, San Francisco, CA 94158.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Original 13D, Amendment No. 1 and Amendment No. 2, as applicable. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original 13D, Amendment No. 1 or Amendment No. 2.

Item 4.	Purpose of Transaction.

Each of AVF IX and AVF IX Overage acquired the Common Stock for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF IX and AVF IX Overage and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer.

On June 22, 2021, AVF IX and AVF IX Overage each made an in-kind distribution of 435,562 shares and 564,438 shares respectively, of Common Stock to its partners. As partners of AVP IX LP and AVP IX Overage GP each of Nelsen, Crandell and Bybee received shares in such distribution without payment of any consideration.

On July 1, 2021, AVF IX and AVF IX Overage each made an in-kind distribution of 1,742,248 shares and 2,257,752 shares respectively, of Common Stock to its partners. As partners of AVP IX LP and AVP IX Overage GP each of Nelsen, Crandell and Bybee received shares in such distribution without payment of any consideration.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

CUSIP No. 92764N 102	13D	Page 11 of 16 Pages

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

AVF IX is the record owner of 9,437,175 shares of Common Stock (“AVF IX Record Shares”). AVP IX LP, as the sole general partner of ARCH Venture Fund IX, may be deemed to beneficially own the AVF IX Record Shares.  AVP IX LLC, as the sole general partner of AVP IX LP, may be deemed to beneficially own the AVF IX Record Shares.

(b)

AVF IX Overage is the record holder of 12,229,488 shares of Common Stock (“IX Overage Record Shares” and, together with the AVF IX Record Shares, the “Record Shares”).  AVP IX Overage GP, as the sole general partner of ARCH IX Overage, may be deemed to beneficially own the IX Overage Record Shares.  AVP IX LLC, as the sole general partner of AVF IX Overage GP, may be deemed to beneficially own the IX Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and vote of the Record Shares.  In addition, each of the AVP IX Managing Directors may be deemed to share the power to direct the disposition and vote of the Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person. Nelsen is the holder of an unvested option for 24,885 shares of Common Stock (the “Nelsen Options”).

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 130,039,838 shares of Common Stock reported by the Issuer to be outstanding as of May 3, 2021 in the Issuer’s quarterly report on Form 10Q filed with the Securities and Exchange Commission on May 6, 2021. In addition, as of July 1, 2021, Crandell is a holder of 44,241 Shares of Common Stock, Bybee is the holder of 14,229 shares of Common Stock, and Nelsen is a holder of 83,825 shares of Common Stock and Nelsen Options. For purposes of the percentage calculation for Nelsen, the Nelsen Options are included in the number of shares of Common Stock outstanding.

CUSIP No. 92764N 102	13D	Page 12 of 16 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(f)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

AVF IX and AVF IX Overage are parties to that certain Amended and Restated Investors’ Rights Agreement, dated November 29, 2017 (the “Investor Rights Agreement”), which is attached as an exhibit to the Issuer’s Form S-1 filed on September 30, 2019 and incorporated by reference herein. Effective as of the closing of the Issuer’s initial public offering, the covenants relating to delivery of financial statements, inspection rights and observer rights set forth in Section 3 were terminated. Pursuant to the Investor Rights Agreement, AVF IX and AVF IX Overage have certain registration rights with respect to its Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement of Joint Filing

Exhibit 2 – Investor Rights Agreement hereby incorporated by reference to the Issuer’s S-1 filed on September 30, 2019

CUSIP No. 92764N 102	13D	Page 13 of 16 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 12, 2021

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

CUSIP No. 92764N 102	13D	Page 14 of 16 Pages

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*        This Amendment No. 3 to the Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Vir Biotechnology, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on October 10, 2019 and incorporated herein in its entirety by reference.

CUSIP No. 92764N 102	13D	Page 15 of 16 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Vir Biotechnology, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:        July 12, 2021

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

CUSIP No. 92764N 102	13D	Page 16 of 16 Pages

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*          This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Vir Biotechnology, Inc., Inc. by the Reporting Persons filed with the Securities and Exchange Commission on October 10, 2019 and incorporated herein in its entirety by reference.